Exhibit 4.8

GREEN FIELD ENERGY SERVICES, INC.,

as Issuer,

HUB CITY TOOLS, INC.,

as Guarantor

and

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Trustee and Collateral Agent

SUPPLEMENTAL INDENTURE

Dated as of October 23, 2012

to

INDENTURE

Dated as of November 15, 2011

13% Senior Secured Notes Due 2016

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of October 23, 2012, is entered into by and among Green Field Energy Services, Inc., a Delaware corporation, (the “Company”), Hub City Tools, Inc., a Louisiana corporation, as guarantor, and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”). The Company, the guarantor, the Trustee and the Collateral Agent are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Parties entered into an Indenture, dated as of November 15, 2011 (the “Indenture”), pursuant to which the Company issued $250,000,000 aggregate principal amount of 13% Senior Secured Notes due 2016 (the “Notes”);

WHEREAS, pursuant to Section 9.2 of the Indenture, the Company and the Guarantors, when authorized by a resolution of the Company’s Board of Directors, and the Trustee or the Collateral Agent, as applicable, may amend certain terms of the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Company has solicited consents (the “Consent Solicitation”) from the Holders to certain proposed amendments to the Indenture (the “Proposed Amendments”) pursuant to the Company’s Consent Solicitation Statement dated October 5, 2012 (the “Consent Solicitation Statement”);

WHEREAS, the Company has obtained the written consent to the Proposed Amendments to the Indenture from the Holders of a majority in aggregate principal amount of all of the Notes outstanding as of the date hereof (the “Requisite Consents”);

WHEREAS, the Holders who have delivered such written consents to the Proposed Amendments have waived any rights to withdraw such consents pursuant to the Indenture; and

WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized by the parties hereto, and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I

AMENDMENTS

1.1 Amendments to the Definitions in the Indenture

(a) Section 1.01 of the Indenture is hereby amended by adding the following definitions:

“Preferred Stock” means any class of preferred stock of the Company that by its terms (1) is entitled neither to receive dividends nor to vote on any matters presented to holders of common stock of the Company, (2) is not convertible or exchangeable into shares of common stock of the Company and (3) does not entitle the holder to participate in any distribution of the assets or earnings of the Company other than in connection with the liquidation, winding up and dissolution of the Company, provided that in the case of the liquidation, winding up and dissolution of the Company, Preferred Stock shall not be entitled to receive any distributions per share in excess of the price per share paid for such Preferred Stock upon its original issuance.

“Shell Credit Agreement” means the Fourth Amendment to Contract For High Pressure Fracturing Services, to be dated the date of the Supplemental Indenture, between the Company and SWEPI, LP (d/b/a Shell Western E&P), as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.

(b) Clause (1) of the definition of “Permitted Liens” would be amended and restated in its entirety to read as follows:

“(1)	(a) Liens securing Permitted Debt described in clause (1) of the definition thereof and (b) Liens securing Permitted Debt described in clause (17) of the definition thereof, which Liens may be prior to the Liens securing the Notes pursuant to the terms of an Intercreditor Agreement; provided, that the Liens permitted under the foregoing clause (b) shall only be permitted on motor vehicles and equipment of the Company and its Restricted Subsidiaries;”

(c) The definition of “Senior Credit Facility” would be amended and restated in its entirety to read as follows:

“Senior Credit Facility” means (i) the Shell Credit Agreement and (ii) one or more revolving credit facilities, commercial paper facilities, term loan facilities, receivables financings and/or notes or bond financings, in the case of each of clause (i) or (ii), as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time that extend the maturity of, refinance, replace or otherwise restructure (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted to be incurred pursuant to clauses (1) or (17) of the definition of Permitted Debt) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.”

1.2 Amendments to Article IV-Covenants.

(a) Section 4.08(b) of the Indenture is hereby amended by adding a new clause (17) as follows:

“(17)	the incurrence by the Company of Indebtedness in the form of term loans bearing interest at 0% per annum (which, for the avoidance of doubt, may not be reborrowed once repaid) under the Shell Credit Agreement not to exceed $95.0 million in aggregate principal amount (and, for the avoidance of doubt, all Indebtedness incurred and outstanding on the effective date of the First Supplemental Indenture pursuant to clause (1) above shall be reclassified to be existing under this clause (17)).”

(b) Section 4.12(a) of the Indenture is hereby deleted in its entirety and replaced with the following:

“(a)	Within 60 days after each of June 30 and December 31 of each year (each, a “Specified Date”), commencing with June 30, 2013, the Company shall make an offer (a “Semi-Annual Offer”) to the Holders of the Notes to repurchase the maximum principal amount of Notes that may be repurchased with the Semi-Annual Offer Amount at the purchase price described below. The “Semi-Annual Offer Amount” shall mean, with respect to each Semi-Annual Offer, an amount equal to the excess of (A) $30.0 million over (B) the aggregate principal amount of Notes repurchased and cancelled or redeemed during the six-month period ending on the Specified Date with respect to which such Semi-Annual Offer is being made (other than any Notes repurchased in connection with a Semi-Annual Offer or Asset Sale Offer).”

(c) Section 4.12(d) of the Indenture is hereby deleted in its entirety and replaced with the following:

“(d)	For each Semi-Annual Offer, the Company will be required to repurchase Notes validly tendered and not withdrawn at a purchase price in cash equal to (i) in the case of such offers occurring prior to the date on which the Company has made Semi-Annual Offers for an aggregate principal amount of Notes greater than or equal to (a) one plus the number of all previous Semi-Annual Offers multiplied by (b) $25.0 million (such date, the “Semi-Annual Offer Compliance Date”), 108% of the principal amount thereof and (ii) in the case of such offers occurring after the Semi-Annual Offer Compliance Date, 103% of the principal amount thereof, in each case, plus accrued and unpaid interest and Additional Interest, if any, to the Semi-Annual Offer Payment Date (and in each case, subject to pro-ration in the event of oversubscription and to the right of Holders on the relevant regular record date to receive interest due on an Interest Payment Date falling on or prior to the applicable date of repurchase; provided, that Notes will be purchased in aggregate principal amounts equal to $1,000 or integral multiples of $1,000 in excess thereof).”

(d) The following covenant would be added to Article IV of the Indenture as follows and a reference to such section would be included in Section 8.01(c) of the Indenture:

“Section 4.24. Equity Issuances.

On the first Business Day following the date on which the Company is required to deliver any report to the holders of Notes and the Trustee (or file any such report with the SEC for public availability) pursuant to Section 4.21(a), if the Cash and, if applicable, cash equivalents (which, for the avoidance of doubt, shall not include any restricted cash) at the end of the period set forth on the consolidated balance sheet of the Company delivered or filed with any such report (the “Cash Balance”) is less than $10.0 million, the Company will sell shares of Preferred Stock or make arrangements for another form of capital contribution yielding gross proceeds to the Company equal to the amount by which $10.0 million exceeds the Cash Balance at the end of any such period; provided that the Company shall not be required under this Section 4.24 to sell shares of Preferred Stock or make arrangements for another form of capital contribution yielding gross proceeds in excess of $15.0 million in the aggregate.”

ARTICLE II

MISCELLANEOUS

2.1 Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective as of the date hereof provided that the amendments to the Indenture set forth in Article I above shall not become operative unless and until the date that all conditions to the Consent Solicitation described in the Consent Solicitation Statement are satisfied (the “Operative Date”).

2.2 Effect of Supplemental Indenture. Except as amended by this Supplemental Indenture, the terms and provisions of the Indenture shall remain in full force and effect.

2.3 Supplemental Indenture is a Supplement to the Indenture. This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture. In the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

2.4 Instruction to Execute Intercreditor Agreement. Pursuant to Section 12.01 of the Indenture, the Company instructs the Trustee to execute the amended and restated Intercreditor Agreement, to be dated as of the Operative Date, between SWEPI, LP and the Trustee.

2.5 Duplicate Originals. The Parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

2.6 Severability. In case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

2.7 Effect of Headings. The Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

2.8 Successors. All agreements of the Company, the Guarantors, the Trustee and the Collateral Agent in this Supplemental Indenture shall bind their respective successors.

2.9 Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

2.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS SUPPLEMENTAL INDENTURE.

2.11 References to This Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Supplemental Indenture may refer to the Indenture without making specific reference to this Supplemental Indenture, but nevertheless all such references shall include this Supplemental Indenture unless the context otherwise requires.

[Signature Page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

GREEN FIELD ENERGY SERVICES, INC.

By:	/s/ Michel B. Moreno
Name:	Michel B. Moreno
Title:	Chief Executive Officer

HUB CITY TOOLS, INC.

By:	/s/ Michel B. Moreno
Name:	Michel B. Moreno
Title:	Chief Executive Officer

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee and Collateral Agent

By:	/s/ Joseph O’Donnell
Name:	Joseph O’Donnell
Title:	Vice President

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]